Securities and Exchange Commission

                             Washington, D.C. 20549


                                    FORM 11-K



(Mark One)

/X/ Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1995

                                       or

/ / Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                       to
                               ---------------------    --------------------



                           Commission File No. 1-3548




                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
                            (Full Title of the Plan)

                         -------------------------------


                         Minnesota Power & Light Company
                             30 West Superior Street
                             Duluth, Minnesota 55802

                          (Name of issuer of securities
                          held pursuant to the Plan and
                          the address of its principal
                                executive office)

                         -------------------------------

                        Report of Independent Accountants



To the Participants and Administrator
of the Minnesota Power and Affiliated
Companies Supplemental Retirement Plan


In our opinion, the accompanying statements of net assets available for plan benefits and the related statements of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Price Waterhouse LLP

Price Waterhouse LLP
Minneapolis, Minnesota
June 14, 1996

                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
               Statement of Net Assets Available for Plan Benefits

                                                            December 31,
                                                       1995             1994
                                                       ----             ----
Assets

   Investments, at fair/contract value

       Guaranteed investment contracts
            (cost of $15,277,799 and
            $16,264,983, respectively)              $15,277,799     $16,264,983

       Minnesota Power & Light Company common
            stock (415,451 and 346,749 shares at
            cost of $11,251,800 and $9,951,459,
            respectively)                            11,788,422       8,755,412

       Mutual fund securities (cost of
            $19,118,520 and $15,786,820,
            respectively)                            22,729,345      15,732,870

       Money market securities                        1,641,532       2,565,949

       Loans receivable from participants             1,512,920       1,410,017
                                                    -----------     -----------

            Total investments                        52,950,018      44,729,231

   Cash                                                  36,479               -
                                                    -----------     -----------

Net assets available for plan benefits              $52,986,497     $44,729,231
                                                    ===========     ===========

       ----------------------------------------------------------------
       The accompanying notes are an integral part of these statements.


                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
         Statement of Changes in Net Assets Available for Plan Benefits

                                                         December 31,
                                                      1995            1994
                                                      ----            ----
Sources of net assets

     Contributions                                $ 4,912,365     $ 4,142,821

     Interest income                                1,262,849       1,458,391

     Dividend income                                1,877,680       1,202,029

     Net unrealized appreciation
         (depreciation) in aggregate
         fair value of securities                   4,787,572      (2,991,910)

     Participants' loan interest income               118,066         105,272

     Net realized gain (loss) on sale of
          securities                                  587,935        (223,184)
                                                  -----------     -----------

                                                   13,546,467       3,693,419
Application of net assets

     Transfers to retirement plan                  (3,165,992)       (717,205)

     Benefit distributions                         (2,123,209)     (1,269,576)
                                                  -----------     -----------

Increase in net assets                              8,257,266       1,706,638

Net assets available for plan benefits

     Beginning of year                             44,729,231      43,022,593
                                                  -----------     -----------

     End of year                                  $52,986,497     $44,729,231
                                                  ===========     ===========

       ----------------------------------------------------------------
       The accompanying notes are an integral part of these statements.

                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
                          Notes to Financial Statements


Note 1 - Description of the Plan

         The Minnesota Power and Affiliated Companies Supplemental Retirement Plan (the SRP) provides benefits for eligible employees of Minnesota Power & Light Company (Minnesota Power); Superior Water, Light and Power Company; and Topeka Group Incorporated (collectively, the Companies). The SRP is a defined contribution plan that is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

         Contributions to the SRP consist of the following:

1. A flexible dollar contribution for the non-union participants up to 3 percent of each participant's compensation, up to a maximum compensation of $150,000 in 1995, which has been elected by each participant to be contributed to the SRP.

2. A before-tax contribution for the union and non-union participants up to 12 percent, not to exceed $9,240 in 1995, of each participant's compensation as permitted under Section 401(k) of the Internal Revenue Code of 1986 (Code). The contribution is equal to an amount by which the participant has elected to reduce his or her compensation pursuant to a salary reduction agreement.

3. Each participant is also allowed to make voluntary after-tax contributions to the SRP through payroll deductions or lump-sum contributions. Total voluntary contributions made by a participant for all fiscal years since July 1, 1980 shall not exceed 8.5 percent of the aggregate compensation received for all years since becoming a participant less the amount of voluntary contributions made to either the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

4. Contributions by participants may also be made through rollovers from other qualified plans.

5. Core contributions were made to the SRP prior to January 1, 1989 and were based on each participant's compensation. Core contributions have not been made to the SRP since December 31, 1988.

Vesting

         All   contributions   plus  actual   earnings   are  fully  vested  and
nonforfeitable.

Loan Program

         The SRP allows participants to borrow money from their SRP accounts. A participant may borrow up to $50,000 or 50 percent of their total account balances, whichever is less, for up to 5 years for a general purpose loan and 10 years for the acquisition of a primary residence. A fixed interest rate of the prime rate plus 1 percent, but not less than the Minnesota Power Employees Credit Union share secured rate, is charged until the loan is repaid. As loans are repaid, principal and interest amounts are redeposited into the participant's SRP accounts.

Participant Accounts

         Each participant's account is credited with the participant's contribution and their share of the Companies' contributions. Income from the SRP's investment funds is allocated to each participant's account based upon their ownership interest in each fund.

         Every December participants are required to make an election as to the flexible dollar, if applicable, before-tax and after-tax contributions to the SRP for the subsequent year. Contributions may be invested in the Minnesota Power Common Stock Fund, Heartland Value Fund, Fidelity Magellan Fund, Vanguard Index 500 Fund, Vanguard Short Term Federal Portfolio, IAI Emerging Growth Fund, IAI International Developed Market Fund, Templeton International Emerging Market Fund, Fidelity Balanced Fund and the Fixed Income Fund. Contributions to the Fixed Income Fund are invested in guaranteed investment contracts (GICs) with insurance companies. Funds may be transferred between investment options once a month with at least 10 days written notice to the Employee Benefit Plans Committee (the Committee).

         While participants are active employees, they may withdraw money as a loan from their core, flexible dollar or before-tax accounts. After age 59 1/2, participants may withdraw the full amount of their flexible dollar, before-tax account, and their core account. After-tax accounts may be withdrawn at specified times during the year by participants of any age. When participants terminate employment, become disabled or die, they or their beneficiaries may elect to receive the vested amount of all their SRP accounts. Upon retirement participants may elect to transfer the vested amount of their SRP account balances to the Minnesota Power and Affiliated Companies Retirement Plan A or Plan B.

         Minnesota Power maintains the participants' records and issues a quarterly report to each participant showing the status of individual accounts. At December 31, 1995 there were 1,685 participants in the SRP.

Administration

         The SRP is administered by the Committee. The address of the Committee is 30 West Superior Street, Duluth, Minnesota 55802. The responsibility of the Committee includes the determination of compliance with the SRP's eligibility requirements as well as the administration and payment of benefits all in a manner consistent with the terms of the SRP and applicable law. The Committee has the authority to designate persons to carry out fiduciary responsibilities (other than trustee responsibilities) under the SRP. The Committee has the power to appoint an investment manager or managers. Administration fees and expenses of agents, outside experts, consultants, and managers shall be paid by the Companies. The Committee may from time to time establish, modify and repeal rules for the administration of the SRP as may be necessary to carry out the purpose of the SRP. Members of the Committee receive no compensation for their services with respect to the SRP.

         As of June 1, 1996 the members of the Committee, all employees of Minnesota Power, and their respective titles are as follows:

         Name                                   Title
         ----                                   -----
 Robert D. Edwards       Executive Vice President
                         President - Minnesota Power Electric <F1>
 David G. Gartzke        Senior Vice President - Finance
                         Chief Financial Officer
 Roger P. Engle          Vice President Minnesota Power Electric
                         President and Chief Operating Officer -
                         Superior Water, Light and Power Company
 Philip R. Halverson     Vice President, General Counsel and Corporate Secretary
 Donald J. Shippar       Vice President Minnesota Power Electric -
                         Transmission and Distribution
 Claudia S. Welty        Vice President Minnesota Power Electric - Support
                         Services
 Mark A. Schober         Corporate Controller
 Lori A. Collard         Director - Minnesota Power Electric - Marketing
 Brenda J. Flayton       Director - Minnesota Power Electric - Human Resources
 Jeweleon W. Tuominen    Manager Employee Benefits
- ----------------------

<F1> Committee Chairman

         North Shore Bank of Commerce is retained as Trustee (Trustee) for the SRP. The Trustee's main office is located at 131 West Superior Street, Duluth, Minnesota 55802. The Trustee carries blanket bond insurance in the amount of $2,000,000.

Plan Termination

         The Companies reserve the right to reduce, suspend, or discontinue their contributions at any time or to terminate the SRP subject to the provisions of ERISA and the Code. In the event of SRP termination, all of the account balances of the participants will be fully vested and nonforfeitable, and distribution will be made in accordance with the terms of the SRP.

Note 2 - Summary of Accounting Policies

         The SRP uses the accrual basis of accounting and accordingly reflects income in the year earned and expenses when incurred.

         Mutual funds, money market securities and Minnesota Power common stock are reported at fair value based on quoted market prices. GIC amounts are reported at contract value which represents the purchase price of the contract plus accrued interest. Participants' loans are reported at cost which approximate fair value.

Note 3 - Federal Income Tax Status

         A favorable determination letter dated December 12, 1995 was obtained from the Internal Revenue Service stating that the SRP, as amended and restated effective January 1, 1992, qualifies as a profit sharing plan under Section 401(a) of the Code.

Note 4 - Changes in SRP Assets for Participant Directed Accounts

         The table  below is a  breakdown  of the changes in SRP assets for each investment fund for the year ended December 31, 1995.
                                                       Fixed
                                                       Income
                                                        Fund                             Mutual Fund Securities
                                                   ------------     ---------------------------------------------------------------
                                                                                                                          Vanguard
                                                                       Heartland                                         Short Term
                                                                         Value          Fidelity        Vanguard          Federal
                                                        GICs             Fund           Magellan       Index 500         Portfolio
                                                   ------------     ------------     ------------     ------------     ------------

Sources of net assets

   Contributions                                   $  1,148,916     $    406,265     $    661,052     $    409,795     $    140,310

   Interest income                                    1,257,630

   Dividend income                                                        42,218          594,504           73,563           41,522

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                                             30,247        2,039,135          709,033           31,720

   Participants' loan interest income                   314,990            4,518           81,907           31,012           11,491

   Net gain (loss) on sale of securities                                   2,890          326,575           57,396            6,285
                                                   ------------     ------------     ------------     ------------     ------------
                                                      2,721,536          486,138        3,703,173        1,280,799          231,328

Application of net assets

   Transfers to retirement plans                     (3,165,992)

   Benefit distributions                               (953,755)          (6,083)        (254,359)         (95,030)         (33,112)

   Loans to participants                               (756,812)
                                                   ------------      -----------     ------------     ------------     ------------
Increase (decrease) in net assets                    (2,155,023)         480,055        3,448,814        1,185,769          198,216

Net transfers                                         2,096,925          487,432       (1,112,187)         132,303          (18,996)

Net assets available for plan benefits

   Beginning of year <F1>                            17,013,628                0        7,980,661        2,127,279          603,381
                                                   ------------     ------------     ------------     ------------     ------------

   End of year <F2>                                $ 16,955,530     $    967,487     $ 10,317,288     $  3,445,351     $    782,601
                                                   ============     ============     ============     ============     ============

                                        7

                                  Mutual Fund Securities (Continued)
                                  -----------------------------------------------------
                                       IAI        IAI Int'l.                Templeton       Minnesota      Loans
                                     Emerging     Developed    Fidelity   International       Power      Receivable
                                      Growth       Market      Balanced     Emerging         Common         from           Total
                                      Fund          Fund         Fund     Market Fund        Stock     Participants       Changes
                                  -----------   ----------   ----------   -------------   ------------ ------------    -----------
Sources of net assets

 Contributions                    $   450,546   $  357,800   $  488,611   $  426,920      $   422,150                  $ 4,912,365

 Interest income                                                                                5,219                    1,262,849

 Dividend income                       48,959       92,615       85,574       34,409          864,316                    1,877,680

 Net unrealized appreciation
   (depreciation) in aggregate
   fair value of securities           689,610       (2,008)     154,044      (32,233)       1,168,024                    4,787,572

 Participants' loan interest
   income                              27,134       14,222       19,799       14,336          239,086   $ (640,429)        118,066

 Net gain (loss) on sale of
   securities                          38,927        4,777       32,094         (683)         119,674                      587,935
                                  -----------   ----------   ----------   ----------      -----------   ----------     -----------
                                    1,255,176      467,406      780,122      442,749        2,818,469     (640,429)     13,546,467

Application of net assets

 Transfers to retirement plans                                                                                          (3,165,992)

 Benefit distributions                (80,116)     (44,057)     (91,732)     (21,130)        (530,355)     (13,480)     (2,123,209)

 Loans to participants                                                                                     756,812               0
                                  -----------   ----------   ----------   ----------      -----------   ----------     -----------
Increase (decrease) in net
  assets                            1,175,060      423,349      688,390      421,619        2,288,114      102,903       8,257,266

Net transfers                         156,019     (162,997)    (320,170)    (186,189)      (1,072,140)                           0

Net assets available for plan
  benefits

 Beginning of year <F1>             1,347,147      904,616    1,678,181    1,091,690       10,572,631    1,410,017      44,729,231
                                  -----------   ----------   ----------   ----------      -----------   ----------     -----------

 End of year <F2>                 $ 2,678,226   $1,164,968   $2,046,401   $1,327,120      $11,788,605   $1,512,920     $52,986,497
                                  ===========   ==========   ==========   ==========      ===========   ==========     ===========

<F1> These  beginning of year  balances  include  $2,565,949  of short term money market securities of which $1,811,767 was being held to be reinvested into other SRP funds and the balance for participant distributions.

<F2> These end of year  balances  include  $1,641,532  of short term money market securities of which $1,000,000 was being held to be invested in a new GIC on January 3, 1996 and the balance for participant distributions.

         The table below is a breakdown of the changes in SRP assets for each investment fund for the year ended December 31, 1994.

                                                       Fixed
                                                       Income
                                                        Fund                             Mutual Fund Securities
                                                   ------------     ---------------------------------------------------------------
                                                                                                                        Vanguard
                                                                                                                       Short Term
                                                                                        Fidelity        Vanguard         Federal
                                                        GICs          Evergreen         Magellan        Index 500       Portfolio
                                                   ------------     -------------    -------------    -------------    ------------

Sources of net assets

   Contributions                                   $    627,625                      $    849,815     $    382,195     $    143,023

   Interest income                                    1,456,823

   Dividend income                                                                        297,024           59,269           27,929

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities                                       $     23,154         (428,363)         (36,726)         (30,112)

   Participants' loan interest income                   285,539                            69,060           23,585            9,623

   Net gain (loss) on sale of securities                                                  (22,888)          (1,279)          (2,327)
                                                   ------------     ------------     ------------     ------------     ------------
                                                      2,369,987           23,154          764,648          427,044          148,136

Application of net assets

   Transfers to retirement plans                       (717,205)

   Benefit distributions                               (734,299)         (60,152)        (137,225)         (39,095)          (5,661)

   Loans to participants                               (632,287)
                                                   ------------     ------------     ------------     ------------     ------------
Increase (decrease) in net assets                       286,196          (36,998)         627,423          387,949          142,475

Net transfers                                        (3,232,918)      (2,539,869)         530,887          345,492           19,530

Net assets available for plan benefits

   Beginning of year <F1>                            19,960,350        2,576,867        6,822,351        1,393,838          441,376
                                                   ------------     ------------     ------------     ------------     ------------

   End of year <F2>                                $ 17,013,628     $          0     $  7,980,661     $  2,127,279     $    603,381
                                                   ============     ============     ============     ============     ============
                                        9

                                    Mutual Fund Securities (Continued)
                                    -----------------------------------------------------
                                        IAI        IAI Int'l.                 Templeton       Minnesota      Loans
                                      Emerging     Developed     Fidelity   International      Power       Receivable
                                       Growth       Market       Balanced     Emerging         Common         from          Total
                                        Fund         Fund          Fund     Market Fund        Stock      Participants     Changes
                                    -----------   -----------  -----------  -------------  -------------  ------------- -----------
Sources of net assets

   Contributions                    $  511,052    $  292,180   $  634,199   $  376,726     $   326,006                  $ 4,142,821

   Interest income                                                                               1,568                    1,458,391

   Dividend income                      43,448        47,244       37,551       39,030         650,534                    1,202,029

   Net unrealized appreciation
     (depreciation) in aggregate
     fair value of securities            8,944       (63,861)    (103,712)    (130,329)     (2,230,905)                  (2,991,910)

   Participants' loan interest
     income                             23,333        14,331       18,193       21,212         220,808    $  (580,412)      105,272
   Net gain (loss) on sale of
     securities                         (2,753)       (2,819)      (4,482)      (1,683)       (184,953)                    (223,184)
                                    ----------    ----------   ----------   ----------     -----------    -----------   -----------
                                       584,024       287,075      581,749      304,956      (1,216,942)      (580,412)    3,693,419

Application of net assets

   Transfers to retirement plans                                                                                           (717,205)

   Benefit distributions                  (845)      (33,395)     (10,618)      (7,201)       (203,435)       (37,650)   (1,269,576)

   Loans to participants                                                                                      632,287             0
                                    ----------    ----------   ----------   ----------     -----------    -----------   -----------
Increase (decrease) in net
     assets                            583,179       253,680      571,131      297,755      (1,420,377)        14,225     1,706,638

Net transfers                          763,968       650,936    1,107,050      793,935       1,560,989                            0

Net assets available for plan
     benefits

   Beginning of year <F1>                    0             0            0            0      10,432,019      1,395,792    43,022,593
                                    ----------    ----------   ----------   ----------     -----------    -----------   -----------

   End of year <F2>                 $1,347,147    $  904,616   $1,678,181   $1,091,690     $10,572,631    $ 1,410,017   $44,729,231
                                    ==========    ==========   ==========   ==========     ===========    ===========   ===========

<F1>  These beginning of year balances include $856,731 of short term money market securities of which $776,891 was being held to be reinvested into other SRP funds and the balance for participant distributions.

<F2>  These end of year  balances  include  $2,565,949  of short term money market securities of which $1,811,767 was being held to be reinvested into other SRP funds and the balance for participant distributions.

                                                                     Schedule I

                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
                          Schedule of Investments Held
                                December 31, 1995

                                                                                                Fair/Contract
                  Description                                                   Cost                 Value
Guaranteed Investment Contracts
  Metropolitan Life Insurance Company
      8.65% due 1997                                                      $     2,226,196      $    2,226,196
  Provident Life and Accident Insurance Company
      7.06% due 1998                                                            2,704,681           2,704,681
  SunAmerica Life Insurance Company
      8.73% due 1995                                                            2,387,925           2,387,925
  Aetna Life Insurance Company
      6.06% due 1999                                                            2,249,197           2,249,197
  Allstate Life Insurance Company
      7.14% due 1998                                                            2,153,727           2,153,727
  John Hancock Mutual Life Insurance Company
      7.22% due 1996                                                            2,083,446           2,083,446
  Protective Life Insurance Company
      6.99% due 1997                                                            1,472,627           1,472,627
                                                                          ---------------      --------------
           Total guaranteed investment contracts                               15,277,799          15,277,799
                                                                          ---------------      --------------

Minnesota Power & Light Company
  Common Stock <F1> (415,451 shares)                                           11,251,800          11,788,422
                                                                          ---------------      --------------

Mutual Fund Securities
  Heartland Value Fund (34,615 shares)                                            937,239             967,486
  Fidelity Magellan Fund (119,995 shares)                                       8,061,391          10,317,196
  Vanguard Index 500 (59,815 shares)                                            2,714,743           3,445,350
  Vanguard Short Term Federal Portfolio (76,351 shares)                           775,371             782,600
  IAI Emerging Growth Fund (122,629 shares)                                     1,979,236           2,678,225
  IAI International Developed Market Fund (91,370 shares)                       1,217,925           1,164,969
  Fidelity Balanced Fund (151,361 shares)                                       1,969,705           2,046,399
  Templeton International Emerging Market Fund (123,453 shares)                 1,462,910           1,327,120
                                                                          ---------------      --------------
           Total mutual funds                                                  19,118,520          22,729,345
                                                                          ---------------      --------------

Money Market Securities
  Dreyfus Institutional Government Securities Fund,
      floating interest rate with no maturity date                              1,641,532           1,641,532
                                                                          ---------------      --------------

Loans Receivable from Participants - 7% to 10%                                  1,512,920           1,512,920
                                                                          ---------------      --------------

Total Investments                                                         $    48,802,571      $   52,950,018
                                                                          ===============      ==============

- ---------------------

<F1> Party-in-interest

The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.

                                                                    Schedule II

                    Minnesota Power and Affiliated Companies
                          Supplemental Retirement Plan
                      Schedule of Transactions in Excess of
                         5% of Fair Value of Plan Assets
                      For the Year Ended December 31, 1995

                                    Purchases
                         -------------------------------

                                                                       Aggregate Purchase
                                                                         Price and Fair
                                                                            Value on                  Number of
             Description                                                Transaction Dates           Transactions
Dreyfus Institutional Government Series                                  $   6,650,737                   154

Minnesota Power & Light Company Common Stock                             $   3,773,186                    38


                                      Sales
                         -------------------------------
                                                                        Aggregate
                                                   ----------------------------------------------
                                                                                         Net
                                                       Cost of                          Gain/         Number of
             Description                                Asset         Sale Price       (Loss)       Transactions
Dreyfus Institutional Government Series            $   7,848,767     $   7,848,767         0              87

Minnesota Power & Light Company
     Common Stock                                  $   1,633,953     $   1,753,627   $   119,674          36

- ------------------------------------
The above data was prepared from information certified as complete and accurate by North Shore Bank of Commerce, the plan Trustee.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                       Minnesota Power and Affiliated Companies
                                             Supplemental Retirement Plan
                                       ----------------------------------------
                                                   (Name of Plan)


June 21, 1996                      By               R.D. Edwards
                                       ----------------------------------------
                                                    R.D. Edwards
                                                     Chairman,
                                            Employee Benefit Plans Committee

                                Index to Exhibits

Exhibit Page

a - Consent of Independent Accountants

                                                                   Exhibit a


                       Consent of Independent Accountants


We  hereby  consent  to the  incorporation  by  reference  in  the  Registration
Statement on Form S-8 (No. 33-32033) of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan of our report dated June 14, 1996 appearing on page 1 of this Annual Report of the Minnesota Power and Affiliated Companies Supplemental Retirement Plan on Form 11-K for the year ended December 31, 1995.



Price Waterhouse LLP

Price Waterhouse LLP
Minneapolis, Minnesota
June 21, 1996

                                        15